

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2016

<u>Via E-mail</u>
Robert Kill
President, Chief Executive Officer and Corporate Secretary
Cogentix Medical, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343

Re: Cogentix Medical, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 5th, 2016 by Cogentix Medical, Inc.
File Number: 000-20970

Dear Mr. Kill,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

        Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

<u>PREC14A filing made on April 5, 2016</u>

1. We noticed that the proxy statement and other soliciting material, along with the Form 10-KT, will be available at a dedicated website and that the registrant expects to make the proxy statement available electronically as of an April date. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

2. Advise us, with a view towards revised disclosure, how the registrant intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report, as described at page 41, appears to be conditioned upon the receipt of a written or oral shareholder request for delivery.

<u>Proposal 1 | Election of Directors, page 10</u>

3. We noticed that the Board has no reason to believe that the sole nominee will be unable to serve. Advise us, with a view toward revised disclosure, whether or not the nominee has consented to be named and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

Cogentix Medical, Inc.
c/o Mr. Robert Kill
April 11, 2016
P a g e | **2**

4. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply made on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

5. Please advise us, with a view toward revised disclosure, of the basis for the Board's belief that no competing director nominees exist and the basis for the assertion cited regarding why no competing nominees exist.

Other Proposed Action, page 40

6. The disclosure indicates that the registrant "has received no notice from Mr. Pell other than the Notice on March 28, 2016, and the Notice failed to include the written statement required under Rule 14a-4(c)." Advise us, with a view toward revised disclosure, whether or not this statement still remains true.

When exercising discretionary voting authority…, page 41

7. It appears that the date of this annual meeting deviates by more than 30 days from the anniversary of the 2015 annual meeting. If true, the legal standard that will be implicated in Rule 14a-4(c)(1) will be the one that refers to a "reasonable time." Please provide us with a brief legal analysis that explains whether or not the registrant is eligible to rely upon Rule 14a-4(c)(1) to use discretionary authority for purposes of voting on Mr. Pell's proposals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the Company possesses the facts relating to its disclosures, it is responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from the Company acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cogentix Medical, Inc.
c/o Mr. Robert Kill
April 11, 2016
P a g e | **3**

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc**:** Patrick Pazderka, Esq.
Fox Rothschild LLP